UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Prospect Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

74347T 103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347T 103

1.	Names of Reporting Persons Flat Ridge Investments LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,271,753(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,271,753(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,271,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) OO

(1)

David A. Minella is the Managing Member of Flat Ridge Investments LLC, and may be considered to have beneficial ownership of Flat Ridge Investment’s interest in the Issuer.  Mr. Minella disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

CUSIP No. 74347T 103

1.	Names of Reporting Persons David A. Minella

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,271,753(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,271,753(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,271,753

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.5%

12.	Type of Reporting Person (See Instructions) IN

(1)

David A. Minella is the Managing Member of Flat Ridge Investments LLC, and may be considered to have beneficial ownership of Flat Ridge Investment’s interest in the Issuer.  Mr. Minella disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

Item 1.
	(a)	Name of Issuer Prospect Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices 695 East Main Street, Stamford, Connecticut 06901

Item 2.
	(a)	Name of Person Filing Flat Ridge Investments LLC David A. Minella
(b)

Address of Principal Business Office or, if none, Residence
The principal business office of Flat Ridge Investments LLC is:

814 Hollow Tree Ridge Road, Stamford, Connecticut 06820

The principal business office of Mr. Minella is:

695 East Main Street, Stamford, Connecticut 06901

	(c)	Citizenship See Item 4 of the cover sheet for each Filer.
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share
	(e)	CUSIP Number 74347T 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2008

FLAT RIDGE INVESTMENT LLC

		By:	/s/ David A. Minella
David A. Minella, Managing Member

/s/ David A. Minella
David A. Minella

Exhibit 1

JOINT FILING AGREEMENT

                    This Joint Filing Agreement, dated as of February 13, 2008, is by and among Flat Ridge Investments LLC and David A. Minella (the “Filers”).

                    Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.0001 per share, of Prospect Acquisition Corp. beneficially owned by it from time to time.

                    Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

                    This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

                    Executed and delivered as of the date first written above.

FLAT RIDGE INVESTMENT LLC

By:	/s/ David A. Minella
David A. Minella, Managing Member

/s/ David A. Minella
David A. Minella